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Pricing Supplement No. 10 dated March 2, 2005	Filed pursuant to Rule 424(b)(5)
(To Prospectus dated July 28, 2003 and	(File number 333-103755)
Prospectus Supplement dated August 11, 2003)	AVALONBAY COMMUNITIES, INC.

Medium-Term Notes—Fixed Rate

Principal Amount: $100,000,000	Issue Price (Public Offering Price): 99.679%
Net Proceeds to Issuer: $99,049,000	Agents' Discount Commission: 0.630%
Stated Maturity Date: March 15, 2013	Interest Rate: 4.950%
Original Issue Date: March 9, 2005	CUSIP: 05348E AJ8
Interest Payment Dates: March 15 and September 15	First Interest Payment Date: September 15, 2005

Redemption:

  ☐
  The Notes cannot be redeemed prior to the Stated Maturity Date at the option of the issuer.
  ☒
  The Notes may be redeemed prior to the Stated Maturity Date at the option of the issuer.

  Initial Redemption Date: See Additional/Other Terms.

  Initial Redemption Percentage/Redemption Price: See Additional/Other Terms.

  Annual Redemption Percentage Reduction: N/A

Optional Repayment:

  ☒
  The Notes cannot be required to be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
  ☐
  The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

  Optional Repayment Dates:

  Repayment Price:      %

Currency:

    Specified Currency: U.S. Dollars (If other than U.S. Dollars, see attached)
    Minimum Denominations:
    (Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount ("OID"):        ☐  Yes        ☒  No

  Total Amount of OID:

  Yield to Maturity:

  Initial Accrual Period:

Form:        ☒  Book- Entry        ☐  Certificated

Agent:	☒ Wachovia Capital Markets, LLC	☒ J.P. Morgan Securities Inc.
	☒ Banc of America Securities LLC	☐ Lehman Brothers Inc.
	☐ Citigroup Global Markets Inc.	☒ Morgan Stanley & Co. Incorporated
	☐ Fleet Securities, Inc.	☒ Other (names): Deutsche Bank Securities Inc. Wells Fargo Securities, LLC UBS Securities LLC BNY Capital Markets, Inc KeyBanc Capital Markets, a Division of McDonald Investments Inc.

Agent acting in the capacity as indicated below:
        ☐  Agent        ☒  Principal

If as Principal:

  ☐
  The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
  ☒
  The Notes are being offered at a fixed initial public offering price of 99.679% of principal amount.

If as Agent:

        The Notes are being offered at a fixed initial public offering price of    % of Principal Amount.

Exchange Rate Agent: N/A

Recent Developments

Full Year and Fourth Quarter 2004 Summary Financial Information

        On January 26, 2005, AvalonBay Communities, Inc. ("AvalonBay" or the "Company") reported its results for the year and quarter ended December 31, 2004.

        Net Income Available to Common Stockholders for the quarter ended December 31, 2004 was $111,894,000, resulting in Earnings per Share—diluted ("EPS") of $1.52, compared to $1.36 for the comparable period of 2003, a per share increase of 11.8%. For the year ended December 31, 2004, EPS was $2.92 compared to $3.73 for the comparable period of 2003, a per share decrease of 21.7%. These variances are primarily attributable to the timing and volume of disposition activity in 2004 and 2003.

        Funds from Operations attributable to Common Stockholders—diluted ("FFO") for the quarter ended December 31, 2004 was $64,818,000, or $0.88 per share compared to $59,697,000, or $0.83 per share for the comparable period of 2003, a per share increase of 6.0%. FFO per share for the year ended December 31, 2004 increased by 2.4% to $3.36 from $3.28 for the comparable period in 2003. FFO for both the fourth quarter and the full year 2004 include approximately $1,240,000, or approximately $0.02 per share, for the receipt of a non-routine prepayment premium on a note payable to the Company, net of legal costs.

Operating Results for the Quarter Ended December 31, 2004 Compared to the Prior Year Period

        For the Company, including discontinued operations, total revenue increased by $12,873,000, or 8.2% to $170,403,000. For Established Communities, rental revenue increased 1.6%, due to an increase in Economic Occupancy of 2.0%, partially offset by a decline in rental rates of 0.4% between periods. Total revenue for Established Communities increased $1,655,000 to $110,838,000, and operating expenses increased $1,259,000, or 3.7%, to $35,541,000. Accordingly, Net Operating Income ("NOI") for Established Communities increased by $396,000 or 0.5%, to $75,297,000.

        The following table reflects the percentage changes rental revenue, operating expenses and NOI for Established Communities from the fourth quarter 2003 to the fourth quarter of 2004:

Fourth Quarter 2004 Compared to Fourth Quarter 2003

	Rental Revenue		Operating Expenses		NOI		% of NOI*
Northeast	2.4%		(0.8%	)	3.9%		41.4%
Mid-Atlantic	1.9%		1.9%		1.9%		17.6%
Midwest	2.6%		3.9%		1.6%		2.2%
Pacific Northwest	2.8%		4.9%		1.7%		4.5%
Northern California	(0.4%	)	9.8%		(4.6%	)	23.0%
Southern California	3.0%		3.1%		2.8%		11.3%

Total	1.6%		3.7%		0.5%		100.0%	*

*
Total represents each region's % of total NOI from the Company, including discontinued operations.

Sequential Operating Results for the Quarter ended December 31, 2004 Compared to the Quarter ended September 30, 2004

        The following table reflects the sequential percentage changes in rental revenue, operating expenses and NOI for Established Communities from the third quarter of 2004 to the fourth quarter of 2004:

Fourth Quarter 2004 Compared to Third Quarter 2004

	Rental Revenue		Operating Expenses		NOI
Northeast	0.1%		(6.4%	)	3.5%
Mid-Atlantic	(0.9%	)	(5.5%	)	1.1%
Midwest	(2.9%	)	1.0%		(5.7%	)
Pacific Northwest	(0.1%	)	0.9%		(0.8%	)
Northern California	0.7%		1.4%		0.4%
Southern California	1.1%		(5.2%	)	3.8%

Total	0.2%		(3.0%	)	1.8%

        Consistent with expected trends, operating expenses declined from the third quarter 2004 to the fourth quarter 2004 due to lower seasonal turnover costs.

Operating Results for the Year Ended December 31, 2004 Compared to the Prior Year

        For the Company, including discontinued operations, total revenue increased by $28,368,000, or 4.5% to $661,862,000. For Established Communities, rental revenue decreased 0.3%, comprised of a rental rate decline of 1.8%, partially offset by an increase in Economic Occupancy of 1.5%. Total revenue for Established Communities decreased $1,499,000 to $440,145,000 and operating expenses increased $2,464,000, or 1.8%, to $141,823,000. Accordingly, NOI for Established Communities decreased by $3,963,000 or 1.3%, to $298,322,000.

        The following table reflects the percentage changes in rental revenue, operating expenses and NOI for Established Communities for the year ended December 31, 2004 compared to the year ended December 31, 2003:

Full Year 2004 Compared to Full Year 2003

	Rental Revenue		Operating Expenses		NOI		% of NOI*
Northeast	0.0%		0.7%		(0.4%	)	40.3%
Mid-Atlantic	2.4%		2.0%		2.6%		17.4%
Midwest	2.2%		(3.3%	)	6.8%		2.2%
Pacific Northwest	1.4%		0.7%		1.8%		4.7%
Northern California	(3.1%	)	3.8%		(5.9%	)	24.2%
Southern California	1.9%		2.0%		1.8%		11.2%

Total	(0.3%	)	1.8%		(1.3%	)	100.0%	*

*
Total represents each region's % of total NOI from the Company, including discontinued operations.

Established Communities Operating Statistics

        Market Rents, as determined by the Company, averaged $1,477 per home for the Established Community portfolio as a whole in the fourth quarter of 2004, increasing 1.5% as compared to average Market Rents for the fourth quarter of 2003 and increasing 0.4% over average Market Rents for the third quarter of 2004.

        Economic Occupancy was 95.8% during the fourth quarter of 2004, increasing 2.0% as compared to the fourth quarter of 2003 and decreasing 0.3% as compared to the third quarter of 2004, consistent with seasonal trends.

        Cash concessions are recognized on an accrual basis in accordance with Generally Accepted Accounting Principles ("GAAP") and are amortized over the approximate lease term, which is generally one year.

        For the fourth quarter of 2004, rental revenue with concessions on a cash basis increased 2.8% as compared to the fourth quarter of 2003 (versus an increase of 1.6% on a GAAP basis) and increased 1.8% as compared to the third quarter of 2004 (versus an increase of 0.2% on a GAAP basis).

        Concessions granted per move-in for Established Communities averaged $861 during the fourth quarter of 2004, a decrease of 14.2% from $1,004 in the fourth quarter of 2003 and a decrease of 5.6% from $912 in the third quarter of 2004.

Acquisition Activity

        During the fourth quarter of 2004, the Company acquired two communities, Hobbits Grove, located in the Baltimore, MD area, and Ravenswood at the Park, located in the Seattle, WA area. Hobbits Grove is a garden-style community containing 170 apartment homes and was acquired for an acquisition price of $23,650,000. Ravenswood at the Park is a garden-style community containing 400 apartment homes and was acquired for an acquisition price of $49,000,000.

        In the aggregate, the Company acquired five communities during 2004. These five communities contain an aggregate of 1,165 apartment homes and were acquired for a total acquisition price of $134,216,000, which includes the assumption of $8,155,000 of fixed rate mortgage debt. Four of these communities were acquired with the intent of being owned through a discretionary investment fund, for which the Company expects the initial closing to occur during the first quarter of 2005.

Development Activity

        The Company completed four development communities during the fourth quarter of 2004 for an aggregate Total Capital Cost of approximately $188,700,000. Avalon at Glen Cove South, located in the Long Island, NY area, is a mid-rise community containing 256 apartment homes and was completed for a Total Capital Cost of $67,300,000. Avalon at Traville, located in the Washington, DC metropolitan area, is a garden-style/townhome community containing 520 apartment homes and was completed for a Total Capital Cost of $70,000,000. Avalon Milford I, located in the Fairfield—New Haven, CT area, is a garden-style community containing 246 apartment homes and was completed for a Total Capital Cost of $31,500,000. Avalon at The Pinehills I, located in the Boston, MA area, is a garden-style community containing 101 apartment homes and was completed for a Total Capital Cost of $19,900,000.

        During the fourth quarter of 2004, the Company commenced construction of one community, Avalon at Bedford Center, located in the Boston, MA area. This community, when completed, is expected to contain 139 apartment homes for a Total Capital Cost of $24,900,000.

        In addition, the Company entered into a joint venture agreement with an unrelated third party for the development of Avalon at Mission Bay North II during the fourth quarter of 2004. The Company holds a 25% equity interest in this joint venture and expects to commence construction during the first quarter of 2005.

        The Company expects to complete Avalon at Mission Bay North II for a Total Capital Cost of approximately $117,000,000, of which approximately 80% will be financed through a construction loan. Avalon at Mission Bay North II, when completed, is expected to contain 313 apartment homes.

        The Company commenced redevelopment on two communities during the fourth quarter of 2004. Avalon at Fairway Hills III, located in the Washington, DC metropolitan area, was acquired by the Company in 1996, and Briarcliffe Lakeside, located in the Chicago, IL area, was acquired by the Company in 2004. These communities contain a total of 540 apartment homes and, if redeveloped as expected, will be completed for an aggregate Total Capital Cost of $47,800,000 (of which $37,800,000 was incurred prior to redevelopment).

Disposition Activity

        During the fourth quarter of 2004, the Company sold two communities, Fairway Glen, located in San Jose, CA, and Avalon at Ballston—Vermont and Quincy Towers, located in the greater Washington, DC metropolitan area. These two communities, which contained a total of 598 apartment homes, were sold for an aggregate sales price of $141,450,000.

        The Company sold five communities during 2004, containing a total of 1,360 apartment homes, and a land parcel, for a gross sales price of approximately $250,977,000.

Financing, Liquidity and Balance Sheet Statistics

        As of December 31, 2004, the Company had $102,000,000 outstanding under its $500,000,000 unsecured credit facility.

Definitions and Non-GAAP Financial Measures

        FFO is determined based on a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is calculated by the Company as net income or loss computed in accordance with GAAP, adjusted for gains or losses on sales of previously depreciated operating communities, extraordinary gains or losses (as defined by GAAP), cumulative effect of a change in accounting principle and depreciation of real estate assets, including adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses related to dispositions of previously depreciated operating communities and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. A reconciliation of FFO to net income is as follows (dollars in thousands):

	Fourth Quarter 2004	Fourth Quarter 2003	Full Year 2004	Full Year 2003
Net income	$114,069	$100,283	$219,745	$271,525
Dividends attributable to preferred stock	(2,175)	(2,175)	(8,700)	(10,744)
Depreciation – real estate assets, including discontinued operations and joint venture adjustments	39,285	38,972	157,988	128,278
Minority interest, including discontinued operations	927	216	3,048	1,263
Cumulative effect of change in accounting principle	—	—	(4,547)	—
Gain on sale of operating communities	(87,288)	(77,599)	(121,287)	(159,756)

FFO attributable to common stockholders	$64,818	$59,697	$246,247	$230,566

Average shares outstanding – diluted	74,050,732	72,227,335	73,354,956	70,203,467
EPS – diluted	$1.52	$1.36	$2.92	$3.73

FFO per common share – diluted	$0.88	$0.83	$3.36	$3.28

        Established Communities are identified by the Company as communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had Stabilized Operations, as defined below, as of the beginning of the prior year. Therefore, for 2004, Established Communities are communities that have Stabilized Operations as of January 1, 2003 and are not conducting or planning to conduct substantial redevelopment activities within the current year. Established Communities do not include communities that are currently held for sale or planned for disposition during the current year.

        Stabilized Operations is defined as the earlier of (i) attainment of 95% physical occupancy or (ii) the one year anniversary of completion of development or redevelopment.

        NOI is defined by the Company as total revenue less direct property operating expenses (including property taxes), and excludes corporate-level property management and other indirect operating expenses, interest income and expense, general and administrative expense, joint venture income, minority interest and venture partner interest in profit-sharing, depreciation expense, gain on sale of real estate assets, impairment losses, cumulative effect of change in accounting principle and income from discontinued operations. The Company considers NOI to be an appropriate supplemental measure to net income of operating performance of a community or communities because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of any corporate-level property management overhead or general and administrative costs. This is more reflective of the operating performance of a community, and allows for an easier comparison of the operating performance of single assets or groups of assets. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or groups of assets. A reconciliation of NOI

(from continuing operations) to net income, as well as a breakdown of NOI by operating segment, is as follows (dollars in thousands):

	Fourth Quarter 2004	Fourth Quarter 2003	Third Quarter 2004	Full Year 2004	Full Year 2003
Net income	$114,069	$100,283	$45,366	$219,745	$271,525
Property management and other indirect operating expenses	7,286	7,655	6,975	27,956	27,123
Investments and investment management	1,207	545	932	4,691	2,948
Interest income	(96)	(805)	(42)	(194)	(3,440)
Interest expense	33,522	32,769	33,240	131,314	133,637
General and administrative expense	4,976	3,434	3,898	18,074	14,830
Joint venture income, minority interest and venture partner interest in profit-sharing	(733)	309	510	228	(22,897)
Depreciation expense	40,346	38,181	42,451	160,815	147,658
Cumulative effect of change in accounting principle	—	—	—	(4,547)	—
Gain on sale of real estate assets	(87,288)	(78,832)	(22,762)	(122,425)	(160,990)
Income from discontinued operations	(1,282)	(1,964)	(451)	(6,444)	(16,494)

NOI from continuing operations	$112,007	$101,575	$110,117	$429,213	$393,900

Established: Northeast	$25,558	$24,607	$24,683	$100,016	$100,386
Mid-Atlantic	9,609	9,426	9,505	37,945	36,998
Midwest	1,490	1,467	1,579	6,188	5,796
Pacific NW	4,952	4,872	4,990	19,843	19,489
Northern California	23,508	24,629	23,403	94,696	100,669
Southern California	10,180	9,900	9,804	39,634	38,947

Total Established	75,297	74,901	73,964	298,322	302,285

Other Stabilized	19,153	16,503	20,857	74,409	57,591
Development/Redevelopment	17,456	9,610	15,197	55,967	32,829
Non-Allocated	101	561	99	515	1,195

NOI from continuing operations	$112,007	$101,575	$110,117	$429,213	$393,900

NOI as reported by the Company does not include the operating results from discontinued operations (i.e., assets sold or held for sale as of December 31, 2004). A reconciliation of NOI from communities sold or held for sale to net income for these communities for the fourth quarter and full year 2004 is as follows (dollars in thousands):

	Fourth Quarter 2004	Full Year 2004
Income from discontinued operations	$1,282	$6,444
Interest expense, net	80	508
Minority interest expense	—	37
Depreciation expense	—	1,852

NOI from discontinued operations	$1,362	$8,841

NOI from assets sold	$1,362	$8,841
NOI from assets held for sale	—	—

NOI from discontinued operations	$1,362	$8,841

        Market Rents as reported by the Company are based on the current market rates set by the managers of the Company's communities based on their experience in renting their communities' apartments and publicly available market data. Trends in market rents for a region as reported by others could vary. Market Rents for a period are based on the average Market Rents during that period and do not reflect any impact for cash concessions.

        Economic Occupancy is defined as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units at contract rates and vacant units at Market Rents. Vacancy loss is determined by valuing vacant units at current Market Rents. By measuring vacant apartments at their Market Rents, Economic Occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community's gross revenue.

        Rental revenue (with concessions on a cash basis) is considered by the Company to be a supplemental measure to rental revenue in conformity with GAAP in helping investors to evaluate the impact of both current and historical concessions on GAAP based rental revenue and to more readily enable comparisons to revenue as reported by other companies. In addition, rental revenue (with concessions on a cash basis) allows an investor to understand the historical trend in cash concessions, which is an indicator of current rental market conditions. A reconciliation of rental revenue from Established Communities in conformity with GAAP to rental revenue (with concessions on a cash basis) is as follows (dollars in thousands):

	Fourth Quarter 2004	Fourth Quarter 2003	Third Quarter 2004	Full Year 2004	Full Year 2003
Rental revenue (GAAP basis)	$110,789	$109,097	$110,559	$439,914	$441,410
Concessions amortized	4,167	3,594	4,289	16,260	12,506
Concessions granted	(3,399)	(4,209)	(5,252)	(16,418)	(14,567)

Rental revenue (with concessions on a cash basis)	$111,557	$108,482	$109,596	$439,756	$439,349

% change – GAAP revenue		1.6%	0.2%		(0.3%	)
% change – cash revenue		2.8%	1.8%		0.1%

        Total Capital Cost includes all capitalized costs projected to be or actually incurred to develop the respective Development or Redevelopment Community, or Development Right, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees, all as determined in accordance with GAAP. With respect to communities where development or redevelopment was completed in a prior or the current period, Total Capital Cost reflects the actual cost incurred, plus any contingency estimate made by management. Total Capital Cost for communities identified as having joint venture ownership, either during construction or upon construction completion, represents the total projected joint venture contribution amount.

        Development Communities are communities that are under construction and for which a final certificate of occupancy has not been received. These communities may be partially complete and operating.

        Redevelopment Communities are communities where substantial redevelopment is in progress or is planned to begin during the current year. Redevelopment is considered to be substantial when capital invested during the reconstruction effort exceeds the lesser of $5,000,000 or 10% of the community's acquisition cost.

        Development Rights are development opportunities in the early phase of the development process for which AvalonBay either has an option to acquire land or enter into a leasehold interest, for which AvalonBay is the buyer under a long-term conditional contract to purchase land or where AvalonBay owns land to develop a new community. AvalonBay capitalizes related pre-development costs incurred in pursuit of new developments for which AvalonBay believes future development is probable.

Certain Federal Income Tax Consequences

        The following discussion should be read together with the discussion under "Federal Income Tax Considerations and Consequences of Your Investment" in the accompanying prospectus dated July 28, 2003 and "United States Federal Income Tax Considerations" in the accompanying prospectus supplement dated August 11, 2003 and is subject to the assumptions and limitations therein.

        The President signed into law the American Jobs Creation Act of 2004 on October 22, 2004. The American Jobs Creation Act amends, among others, various provisions of the Internal Revenue Code of 1986, as amended (the "Code"), governing the requirements for qualification and taxation of a real estate investment trust (a "REIT") and the taxation of the shareholders of a REIT. The American Jobs Creation Act revised, among others, the following REIT rules:

  •
  If the Company fails to satisfy the 95% gross income test after its 2004 taxable year, as described under "Federal Income Tax Considerations and Consequences of Your Investment—Requirements for Qualification as a REIT—Income Tests Applicable to REITs" in the accompanying prospectus dated July 28, 2003, but nonetheless continues to qualify as a REIT because it meets the other requirements, it will be subject to a tax on the excess of 95% (rather than 90%) of its gross income over its qualifying income. The Company will not be disqualified as a REIT for failing to satisfy one or both of the 75% or 95% gross income tests for any taxable year if:

  •
  following its identification of the failure to meet one or both of the tests, the Company files a schedule detailing such failure in accordance with Treasury Regulations; and

  •
  its failure to meet these tests was due to reasonable cause and not willful neglect.

  •
  For purposes of the 10% value test (i.e., the requirement that the Company not own more than 10% of the value of the securities of any issuer other than a taxable REIT subsidiary or another REIT), as described under "Federal Income Tax Considerations and Consequences of Your Investment—Requirements for Qualification as a REIT—Asset Tests applicable to REITs" in the accompanying prospectus dated July 28, 2003, the exception for certain "straight debt" securities includes debt subject to the following contingencies:

    •
    a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer's debt obligations held by the Company exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

    •
    a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

    In addition to straight debt securities, loans to individuals and estates, securities issued by REITs, and accrued obligations to pay rent will not be considered securities for purposes of the 10% value test.

  •
  For purposes of the 10% value test, holding a de minimis amount of an issuer's securities that do not qualify for the straight debt safe harbor (either directly or through a taxable REIT subsidiary) will not prevent straight debt of a partnership or corporation from qualifying for the safe harbor. Specifically, the Company or a controlled taxable REIT subsidiary of which the Company owns more than 50% of the voting power or value of the stock could hold such non-straight debt securities with a value of up to 1% of a partnership's or corporation's outstanding securities. There is no limitation on the amount of an issuer's securities that a non-controlled taxable REIT subsidiary can own.

  •
  In the event that, at the end of a calendar quarter after the Company's 2004 taxable year, more than 5% of its assets are represented by the securities of one issuer, or it owns more than 10% of the voting power or value of the securities of any issuer, the Company will not lose its REIT status if (i) the failure is de minimis (up to the lesser of 1% of the Company's assets or $10 million) and (ii) it disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure.

  •
  In the event of a more than de minimis failure of any of the asset tests after the Company's 2004 taxable year, as long as the failure is due to reasonable cause and not to willful neglect, the Company will not lose its REIT status if it (i) timely files a schedule detailing such failure, (ii) disposes of assets causing the failure or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure and (iii) pays a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

  •
  In the event that the Company fails to satisfy a REIT requirement after its 2004 taxable year, other than a gross income or asset test, the Company will not lose its REIT status but will incur a penalty of $50,000 for each reasonable cause failure to satisfy such a requirement.

  •
  After the Company's 2004 taxable year, "hedging transaction" will mean any transaction entered into in the normal course of the Company's trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. The Company will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated or entered into. Income and gain from hedging transactions will be excluded from gross income for purposes of the 95% gross income test (but not the 75% gross income test). Income and gain from hedging transactions will continue to be nonqualifying income for purposes of the 75% gross income test.

  •
  The rules regarding the Company's ability to enter into leases with a taxable REIT subsidiary have been clarified.

  •
  For non-United States shareholders of the Company's publicly traded shares, including its common shares, capital gain distributions with respect to a class of publicly traded shares occurring after its 2004 taxable year that are attributable to its sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as the non-United States shareholder does not own more than 5% of that class of the Company's shares during the taxable year.

        The foregoing is a non-exhaustive list of changes applicable to REITs contained in the American Jobs Creation Act of 2004. The provisions described above relating to the expansion of the "straight debt" safe harbor, the addition of securities that would be exempt from the 10% value test and the treatment of rent paid by a taxable REIT subsidiary apply to taxable years beginning after December 31, 2000. All other provisions apply for taxable years beginning after the Company's 2004 taxable year.

Use of Proceeds:

        AvalonBay will use the net proceeds, after estimated issuance costs of approximately $75,000, from the sale of the Notes to reduce indebtedness outstanding under AvalonBay's unsecured revolving credit facility and for general corporate purposes. Borrowings under AvalonBay's unsecured revolving credit facility were used to fund the acquisition, development and redevelopment of apartment communities and for general working capital purposes.

        As of February 28, 2005, AvalonBay had borrowings of $291,500,000 outstanding under its $500,000,000 unsecured revolving credit facility, as well as an additional $27,250,700 used to provide letters of credit, resulting in $181,249,300 available for borrowing under the unsecured credit facility. Under the unsecured revolving credit facility, AvalonBay can borrow in multiple 30-, 60-, 90-day tranches with interest rates based on the 30-, 60- or 90-day LIBOR rate, respectively, plus 55 basis points (0.55%). AvalonBay may, at its option, roll over each tranche at the then-current interest rate, assuming AvalonBay is then in compliance with financial and other covenants. At February 28, 2005, the outstanding tranches had a weighted average interest rate of 3.01752% per annum. At present, the weighted average maturity date of the outstanding tranches is March 19, 2005, but the maturity of all tranches may be extended, by subsequent rollovers of each tranche, until on or about May 2008, which is the final maturity date of the credit facility if AvalonBay exercises an option to extend the unsecured revolving credit facility by one year beyond its scheduled maturity of May 2007. AvalonBay's right to extend the credit facility by one year is subject to compliance with financial and other customary covenants contained in the unsecured revolving credit facility. Available amounts under the credit facility may also be used to provide letters of credit.

Plan of Distribution:

        Each of the Agents has severally agreed to purchase from AvalonBay, and AvalonBay has agreed to sell to the Agents, the principal amount of Notes set forth opposite the Agent's name below:

Agent	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$30,000,000
Deutsche Bank Securities Inc.	30,000,000
Banc of America Securities LLC	6,400,000
J.P. Morgan Securities Inc.	6,400,000
Wachovia Capital Markets, LLC	6,400,000
Wells Fargo Securities, LLC	6,400,000
UBS Securities LLC	5,400,000
BNY Capital Markets, Inc.	4,500,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	4,500,000

$100,000,000

        Each of the Agents will receive a discount commission of 0.630%. The Agents propose to offer the Notes initially at the public offering price set forth above and to certain dealers at that price less a concession not in excess of 0.40% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.25% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the Agents may vary the public offering price and other selling terms from time to time.

        It is expected that delivery of the Notes will be made against payment therefor on or about March 9, 2005, the fifth business day following the date hereof. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of this Pricing Supplement or on the following business day will be required, by virtue of the fact that the Notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

        As described in the accompanying Prospectus Supplement dated August 11, 2003, the Agents and their affiliates in the ordinary course of their respective businesses have engaged in, and may in the future engage in, investment and/or commercial banking transactions with AvalonBay and its affiliates for which they have received, and in the future may receive, customary fees and expenses. Entities affiliated with the following Agents are co-agents and lenders under AvalonBay's unsecured revolving credit facility: J.P. Morgan Securities Inc. (JPMorgan Chase Bank, N.A.); Wachovia Capital Markets, LLC (Wachovia Bank, N.A.); and Banc of America Securities LLC (Fleet National Bank, an affiliate of Bank of America, N.A.) In addition, entities affiliated with the following Agents are lenders under AvalonBay's unsecured revolving credit facility: Morgan Stanley & Co. Incorporated (Morgan Stanley Bank); Deutsche Bank Securities Inc. (Deutsche Bank Trust Company Americas); Wells Fargo Securities, LLC (Wells Fargo Bank, N.A.); UBS Securities LLC (UBS Loan Finance LLC Cayman Islands Branch); BNY Capital Markets, Inc (The Bank of New York); and KeyBanc Capital Markets, a Division of McDonald Investments Inc. (KeyBank, N.A.). To the extent that AvalonBay reduces indebtedness outstanding under its unsecured revolving credit facility, these lenders will receive their proportionate shares of any amounts repaid from the proceeds of the sale of the Notes. Wells Fargo Bank, N.A. is also a lender under a $50 million construction loan related to one of the Company's apartment communities. Further, as previously disclosed, AvalonBay is engaging in discussions with a limited number of institutional investors regarding the possible formation of a discretionary fund that would acquire and operate apartment communities. Morgan Stanley & Co. Incorporated is serving as placement agent in connection with the possible formation of that fund, and JPMorgan Chase Bank, N.A. is expected to serve as an agent and lender under a credit agreement under which the fund would be a borrower.

        For additional information concerning the offering and sale of the Notes, see "Supplemental Plan of Distribution" in the accompanying Prospectus Supplement dated August 11, 2003 and "How We Plan to Sell the Securities" in the accompanying Prospectus dated July 28, 2003.

Additional/Other Terms:

Other Terms:

        Reopening of Issue.    We may, from time to time and without the consent of the noteholders, reopen an issue of notes and issue additional notes having the same terms and conditions (including maturity, interest payment terms and CUSIP number) as notes issued on an earlier date, except for the issue date, issue price and, if applicable, the first payment of interest. After such additional notes are issued, they will be fungible with the notes issued on such earlier date.

        Optional Redemption.    The Notes may be redeemed at any time at the option of AvalonBay, in whole or in part, upon notice of not more than 60 and not less than 30 days prior to the Redemption Date, at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Note.

        Acceleration of Maturity; Make-Whole Amount.    If an Event of Default with respect to the Notes that are then outstanding occurs and is continuing, and pursuant to Section 2.7 of the Amended and Restated Third Supplemental Indenture dated as of July 10, 2000 (the "Third Supplemental Indenture") the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes of this series shall have declared the principal amount (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Notes of this series to be due and payable immediately, by a notice in writing to AvalonBay (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Notes of this series are paid, plus the Make-Whole Amount on the Notes shall become immediately due and payable. With respect to the Notes of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998, between AvalonBay and the Trustee (the "Indenture") occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Notes of this series are immediately due and payable, without notice to AvalonBay, at the principal amount thereof (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms of the Notes) plus accrued interest to the date the Notes are paid, then the Make-Whole Amount on the Notes shall also be immediately due and payable.

        Definitions.    Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

        "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of

Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

        "Reinvestment Rate" means 0.125% (one hundred twenty-five one thousandths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by AvalonBay.

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